SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549






                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1998


                          Commission File Number 1-4582



                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN













                             RALSTON PURINA COMPANY
                               CHECKERBOARD SQUARE
                           ST. LOUIS, MISSOURI  63164



                                          RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                        DECEMBER 31, 1998
                                                      (DOLLARS IN THOUSANDS)

                                                              ESOP       AGRIGRANDS                       U.S.
                                         ESOP                 COMMON      COMMON                          GOVERNMENT
                                         PREFERRED  RAL       STOCK       STOCK      EQUITY    FIXED      MONEY
                                         STOCK      STOCK     FUND         FUND       INDEX    INCOME     MARKET
                                         FUND       FUND      (NOTE 3)   (NOTE 6)     FUND    FUND       FUND
                                         --------   -----     --------   ----------  ------    ------     ----------

ASSETS
Investments, at fair value (Note 2)
    Short-term investments. . . . . . .  $-      $    411     $      9    $    6      $  -     $  177     $ -
    Shares in registered
         investment company . . . . . .   -                                            83,664*  22,266     20,879
    Common stock - RAL Stock. . . . . .   -       127,318*     508,767*
    Common stock - Agribrands . . . . .   -                                2,720
    Notes receivable from participants.   -
                                         ----    --------      --------    -----       ------   ------     ------
      TOTAL INVESTMENTS . . . . . . . .   -       127,729       508,776    2,726       83,664   22,443     20,879

  INSURANCE COMPANY CONTRACTS, AT
    CONTRACT VALUE (Note 2) . . . . . .   -                                                     39,607

  RECEIVABLES
    Interest and dividends receivable .   -             2
                                         ----    --------      --------    -----       ------   ------     ------
      TOTAL RECEIVABLES . . . . . . . .   -             2

                                         ----    --------      --------    -----       ------   ------     ------
      TOTAL ASSETS. . . . . . . . . . .   -       127,731       508,776    2,726       83,664   62,050     20,879
                                         ----    --------      --------    -----       ------   ------     ------


LIABILITIES
    Accrued plan expenses . . . . . . .   -            40                      1                     4
                                         ----    --------      --------    -----       ------   ------     ------
      TOTAL LIABILITIES   . . . . . . .   -            40                      1                     4
                                         ----    --------      --------    -----       ------   ------     ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.  $-     $ 127,691     $ 508,776   $2,725      $83,664  $62,046    $20,879
                                         ====   =========     =========   ======      =======  =======    =======



                                                                           GROWTH      INTER-    SMALL
                                     PARTICIPANT              AGGRESSIVE    AND        NATIONAL  CAP
                                         LOAN     BALANCED     GROWTH      INCOME      GROWTH    INDEX
                                         FUND       FUND       FUND         FUND       FUND      FUND       TOTAL
                                      --------     -----       --------   --------     ------    ------   -------


ASSETS
Investments, at fair value (Note 2)
    Short-term investments. . . . . .$     -        $  -       $  -        $  -        $  -      $  -     $   603
    Shares in registered
         investment company                          33,932                 37,312      15,267    8,921   222,241
    Common stock - RAL Stock                                                                              636,085
    Common stock - Agribrands                                                                               2,720
    Notes receivable from participants   29,354                                                            29,354
                                         ------     --------     --------   ------      -------   ------  -------
      TOTAL INVESTMENTS . . . . . . . .  29,354      33,932                 37,312      15,267    8,921   891,003

  INSURANCE COMPANY CONTRACTS, AT
    CONTRACT VALUE (Note 2)                                                                                39,607

  RECEIVABLES
    Interest and dividends receivable                                                                           2
                                         ------     --------     --------   ------      -------   ------  -------
      TOTAL RECEIVABLES . . . . . . .       -         -             -         -            -        -           2

                                         ------     --------     --------   ------      -------   ------  -------
      TOTAL ASSETS. . . . . . . . . .    29,354      33,932                 37,312       15,267   8,921   930,612
                                         ------     --------     --------   ------      -------   ------  -------


LIABILITIES
    Accrued plan expenses. . . . . . .                                                                         45
                                         ------     --------     --------   ------      -------   ------  -------
      TOTAL LIABILITIES . . . . . . . .    -           -             -        -            -         -         45

                                         ------     --------     --------   -------     -------   ------  -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS. $29,354     $33,932      $  -       $37,312     $15,267   $8,921 $930,567
                                        =======     ========     ========   =======     =======   ======  =======


See  Notes  to  Financial  Statements

*          Investment  represents  5%  or  more  of  Plan's  net  assets.




                                       RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1998
                                                   (DOLLARS IN THOUSANDS)


                                                                             ESOP      AGRIGRANDS                   U.S.
                                                      ESOP                   COMMON      COMMON                  GOVERNMENT
                                                      PREFERRED    RAL       STOCK       STOCK    EQUITY  FIXED    MONEY
                                                      STOCK        STOCK     FUND         FUND    INDEX   INCOME   MARKET
                                                      FUND         FUND      (NOTE 3)   (NOTE 6)  FUND    FUND      FUND
                                                      --------     -----     --------  ---------- ------   ------  -------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income . . . . . . . . . . . . . . . . .  $  18,021   $  1,444   $      -  $    -   $ 1,287  $ 3,683   $ 1,035
  Net realized and unrealized gain/(loss) . . . . . .
      on investments. . . . . . . . . . . . . . . . .     30,036     21,930          -   3,581    17,962       20         -
                                                       ----------  ---------  --------  -------  -------  --------  --------
                                                          48,057     23,374          -   3,581    19,249    3,703     1,035

  Contributions
    Employer. . . . . . . . . . . . . . . . . . . . .     22,167        208          -       -       246      200       253
    Employee. . . . . . . . . . . . . . . . . . . . .     16,463      2,224          -       -     2,984    1,461       947
                                                       ----------  ---------  --------  -------  -------  --------  --------
                                                          38,630      2,432          -       -     3,230    1,661     1,200

  Loan Repayments . . . . . . . . . . . . . . . . . .          -      3,484          -       -     1,941    3,128     2,904

  Other additions . . . . . . . . . . . . . . . . . .          -         35          -     118         5      (50)        -
                                                       ----------  ---------  --------  -------  -------  --------  --------
      TOTAL ADDITIONS . . . . . . . . . . . . . . . .     86,687     29,325          -   3,699    24,425    8,442     5,139
                                                       ----------  ---------  --------  -------  -------  --------  --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid . . . . . . . . . . . . . . . . . . .     29,301     29,873          -     247    11,537   14,517     9,869
  ESOP interest expense . . . . . . . . . . . . . . .      3,219          -          -       -         -        -         -
  Loan withdrawals. . . . . . . . . . . . . . . . . .      4,461      2,889          -      56     1,279    1,701     1,860
  Administrative expenses . . . . . . . . . . . . . .         89          8          -       -         4        8        11
  Asset transfers out . . . . . . . . . . . . . . . .         31      4,741          -     145       333      235       304
                                                       ----------  ---------  --------  -------  -------  --------  --------
      TOTAL DEDUCTIONS. . . . . . . . . . . . . . . .     37,101     37,511          -     448    13,153   16,461    12,044
                                                       ----------  ---------  --------  -------  -------  --------  --------

Net Increase/(Decrease) Prior to Interfund Transfers.     49,586     (8,186)         -   3,251    11,272   (8,019)   (6,905)

Final Confersion of Preferred Stock to
    RAL Stock (Note 3). . . . . . . . . . . . . . . .   (508,767)         -    508,767       -         -        -         -

Interfund Transfers . . . . . . . . . . . . . . . . .    (21,459)   (13,572)         9    (526)    4,979    9,569    10,036
                                                       ----------  ---------  --------  -------  -------  --------  --------

  NET INCREASE/(DECREASE) . . . . . . . . . . . . . .   (480,640)   (21,758)   508,767   2,725    16,251    1,550     3,131

Net Assets Available for Plan Benefits
  Beginning of year . . . . . . . . . . . . . . . . .    480,640    149,449          -       -    67,413   60,496    17,748
                                                       ----------  ---------  --------  -------  -------  --------  --------
  End of year . . . . . . . . . . . . . . . . . . . .  $       -   $127,691   $508,776  $2,725   $83,664  $62,046   $20,879
                                                       ==========  =========  ========  =======  =======  ========  ========



                                                                                          GROWTH    INTER-    SMALL
                                                     PARTICIPANT             AGGRESSIVE   AND       NATIONAL  CAP
                                                        LOAN     BALANCED     GROWTH      INCOME    GROWTH    INDEX
                                                        FUND       FUND       FUND        FUND      FUND      FUND   TOTAL
                                                      --------     -----     --------  ---------- ------   ------ - -------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income . . . . . . . . . . . . . . . . .  $  2,588   $ 3,747   $      2   $ 3,739   $   302   $  649  $ 36,497
  Net realized and unrealized gain/(loss)
      on investments. . . . . . . . . . . . . . . . .         -        58     (1,591)    1,871     2,107    1,012    76,986
                                                       ---------  --------  ---------  --------  --------  ------  --------
                                                          2,588     3,805     (1,589)    5,610     2,409    1,661   113,483

  Contributions
    Employer. . . . . . . . . . . . . . . . . . . . .         -       359         62       269        99       21    23,884
    Employee. . . . . . . . . . . . . . . . . . . . .         -     1,344        528     1,826       808      176    28,761
                                                       ---------  --------  ---------  --------  --------  ------  --------
                                                              -     1,703        590     2,095       907      197    52,645

  Loan Repayments . . . . . . . . . . . . . . . . . .   (13,885)      863        279       837       387       62         -

  Other additions . . . . . . . . . . . . . . . . . .       (11)        -          -        14         5        -       116
                                                       ---------  --------  ---------  --------  --------  ------  --------
      TOTAL ADDITIONS . . . . . . . . . . . . . . . .   (11,308)    6,371       (720)    8,556     3,708    1,920   166,244
                                                       ---------  --------  ---------  --------  --------  ------  --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid . . . . . . . . . . . . . . . . . . .     4,919     7,657      1,377     8,690     1,991      262   120,240
  ESOP interest expense . . . . . . . . . . . . . . .         -         -          -         -         -        -     3,219
  Loan withdrawals. . . . . . . . . . . . . . . . . .   (14,396)      843        222       713       329       43         -
  Administrative expenses . . . . . . . . . . . . . .         -         6          1         3         1       40       171
  Asset transfers out . . . . . . . . . . . . . . . .        16        97         59       149        67      -       6,177
                                                       ---------  --------  ---------  --------  --------  ------   -------
      TOTAL DEDUCTIONS. . . . . . . . . . . . . . . .    (9,461)    8,603      1,659     9,555     2,388      345   129,807
                                                       ---------  --------  ---------  --------  --------  ------  --------

Net Increase/(Decrease) Prior to Interfund Transfers.    (1,847)   (2,232)    (2,379)     (999)    1,320    1,575    36,437

Final Conversion of Preferred Stock to
    RAL Stock (Note 3). . . . . . . . . . . . . . . .         -         -          -         -         -        -         -

Interfund Transfers . . . . . . . . . . . . . . . . .         -     6,075     (7,868)    6,042      (631)   7,346         -
                                                       ---------  --------  ---------  --------  --------  ------  --------

  NET INCREASE/(DECREASE) . . . . . . . . . . . . . .    (1,847)    3,843    (10,247)    5,043       689    8,921    36,427

Net Assets Available for Plan Benefits
  Beginning of year . . . . . . . . . . . . . . . . .    31,201    30,089     10,247    32,269    14,578        -   894,130
                                                       ---------  --------  ---------  --------  --------  ------  --------
  End of year . . . . . . . . . . . . . . . . . . . .  $ 29,354   $33,932   $      -   $37,312   $15,267   $8,921  $930,557
                                                       =========  ========  =========  ========  ========  ======  ========


See  Notes  to  Financial  Statements



                                       RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                     DECEMBER 31, 1997
                                                   (DOLLARS IN THOUSANDS)

                                                                                 U.S.
                                           ESOP                                GOVERNMENT  PARTI-                   GROWTH
                                           PREFERRED  RAL      EQUITY   FIXED    MONEY     CIPANT        AGGRESSIVE   AND
                                           STOCK      STOCK    INDEX    INCOME   MARKET    LOAN   BALANCED  GROWTH  INCOME
                                           FUND       FUND     FUND     FUND     FUND      FUND    FUND     FUND      FUND
                                         --------     -----   ------- ------   -------   --------  ------  ------   -------

ASSETS
Investments, at fair value (Note 2)
    Short-term investments . . . . . . .  $     57  $  1,528  $     -  $ 1,561  $     -  $     -  $     -  $     -  $     -
    Shares in registered
         investment company. . . . . . .         -         -   67,413*   19,279  17,748        -   30,089   10,247   32,269
    Common stock - RAL Stock . . . . . .         -   147,952*       -        -        -        -        -        -        -
    Preferred stock
      Allocated. . . . . . . . . . . . .   433,014*        -        -        -        -        -        -        -        -
      Unallocated. . . . . . . . . . . .    99,245*        -        -        -        -        -        -        -        -
    Notes receivable from participants .         -         -        -        -        -   31,201        -        -        -
                                           -------   -------   ------   ------   ------   ------   ------   ------   ------
      TOTAL INVESTMENTS. . . . . . . . .   532,316   149,480   67,413   20,840   17,748   31,201   30,089   10,247   32,269

  INSURANCE COMPANY CONTRACTS, AT
    CONTRACT VALUE (Note 2). . . . . . .         -         -        -   39,661        -        -        -        -        -

  RECEIVABLES
    Interest and dividends receivable. .         6         -        -        -        -        -        -        -        -
                                          --------  --------  -------  -------  -------  -------  -------  -------  -------
      TOTAL RECEIVABLES. . . . . . . . .         6         -        -        -        -        -        -        -        -

                                          --------  --------  -------  -------  -------  -------  -------  -------  -------
      TOTAL ASSETS . . . . . . . . . . .   532,322   149,480   67,413   60,501   17,748   31,201   30,089   10,247   32,269
                                          --------  --------  -------  -------  -------  -------  -------  -------  -------


LIABILITIES
    Current maturities of notes payable.    51,682         -        -        -        -        -        -        -        -
    Accrued plan expenses. . . . . . . .         -        31        -        5        -        -        -        -        -
                                          --------  --------  -------  -------  -------  -------  -------  -------  -------
      TOTAL LIABILITIES. . . . . . . . .    51,682        31        -        5        -        -        -        -        -
                                          --------  --------  -------  -------  -------  -------  -------  -------  -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .  $480,640  $149,449  $67,413  $60,496  $17,748  $31,201  $30,089  $10,247  $32,269
                                          ========  ========  =======  =======  =======  =======  =======  =======  =======


                                          INTER-
                                          NATIONAL
                                          GROWTH
                                          FUND        TOTAL
                                          ------    -------


ASSETS
Investments, at fair value (Note 2)
    Short-term investments . . . . . . .  $     -  $  3,146
    Shares in registered
         investment company. . . . . . .   14,578   191,623
    Common stock - RAL Stock . . . . . .        -   147,952
    Preferred stock
      Allocated. . . . . . . . . . . . .        -   433,014
      Unallocated. . . . . . . . . . . .        -    99,245
    Notes receivable from participants .        -    31,201
                                          -------   -------
      TOTAL INVESTMENTS. . . . . . . . .   14,578   906,181

  INSURANCE COMPANY CONTRACTS, AT
    CONTRACT VALUE (Note 2)                          39,661

  RECEIVABLES
    Interest and dividends receivable. .        -         6
                                          -------  --------
      TOTAL RECEIVABLES. . . . . . . . .        -         6

                                          -------  --------
      TOTAL ASSETS . . . . . . . . . . .   14,578   945,848
                                          -------  --------


LIABILITIES
    Current maturities of notes payable.        -    51,682
    Accrued plan expenses. . . . . . . .        -        36
                                           -------   ------
      TOTAL LIABILITIES. . . . . . . . .        -    51,718
                                          -------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .  $14,578  $894,130
                                          =======  ========



See Notes to Financial Statements

*Investment  represents  5%  or  more  of  Plan's  net  assets.


                             RALSTON PURINA COMPANY
                              ----------------------
                             SAVINGS INVESTMENT PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS


NOTE  1  -  DESCRIPTION  OF  THE  PLAN
--------------------------------------

The following is a summary description of the Ralston Purina Company Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined-contribution pension plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Ralston Purina Company (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company's intent that the Plan meet the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant's exercise of control over assets in the participant's savings plan account.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to U. S. Federal Insurance Contributions Act tax. Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below).

CONTRIBUTIONS - Effective January 1, 1999, significant changes were made to the contribution structure of the Plan. See Note 7 for further discussion. Prior to these changes, participants could make basic contributions of 2% to 12% of their compensation in 1% increments on a pre-tax basis, subject to certain limits imposed by the Internal Revenue Service (IRS), and Plan terms. For employees first hired before July 1, 1993, basic contributions not exceeding 6% of the participant's compensation were matched 100% by the Company after one year of covered service. For employees first hired on or after July 1, 1993, after one year of covered service, the Company matched basic contributions of 2% to 6% by initially contributing 20% of the maximum Company match, increasing in 20% increments for each additional year of service up to a maximum of 100% of the maximum Company match after five years of service.

Participants could also make supplemental after-tax, unmatched contributions of 1% to 10% of their compensation in 1% increments, subject to certain IRS limits and Plan terms. Participant contributions, both pre-tax and after-tax, could not exceed 15% of their compensation. The Company imposed, on highly compensated employees, a pre-tax contribution limit of 10% and a supplemental after-tax contribution limit of 4%.

INVESTMENT OPTIONS - The leveraged employee stock ownership plan (ESOP), a 10-year program, was available for participation beginning February 1, 1989, following the creation of the ESOP Preferred Stock Fund (ESOP Fund). Beginning February 1, 1989, a participant's basic contribution of up to 6% of compensation and the Company matching contribution thereon were invested in the ESOP Fund. The ESOP Fund invested exclusively in Series A 6.75% ESOP Convertible Preferred Stock of the Company (Preferred Stock). See Note 3 for further discussion of the ESOP Fund.

Through Plan year 1998, basic contributions in excess of 6% and supplemental after-tax contributions were invested by the Trustee at the participant's direction, in the investment funds offered by the Plan and selected by the participant. The funds available are listed on the face of the financial statements. Participants could allocate the investment of these contributions to any of the investment funds maintained pursuant to the Plan except the ESOP Fund, the ESOP Common Stock Fund and the Agribrands Common Stock Fund. See Notes 3 and 6, respectively, for further discussion of the ESOP Common Stock Fund and the Agribrands Common Stock Fund.

Effective January 1, 1999, significant changes were made to the investment options for matched pre-tax participant contributions and for the Company match. See Note 7 for further discussion.

VESTING - Employee basic and supplemental contributions and earnings thereon vest immediately, while Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after 4 years of service. In the event of a participant's retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than 4 years of service.

PLAN WITHDRAWALS - Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see "Plan Administration" below). After-tax contributions and earnings thereon may be withdrawn at any time.

PARTICIPANT LOANS - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

FORFEITURES - Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $190,000 and $286,000 for the years ended December 31, 1998 and 1997, respectively.

PLAN  ADMINISTRATION  -  The Plan is administered by the Company.  Management of
Plan assets is under the direction of the Company's Employee Benefit Asset Investment Committee (EBAIC). Members of the EBAIC are Company employees and are appointed by the Company's Chief Executive Officer. Vanguard Fiduciary Trust Company is Trustee of the funds and assets of the Plan; however, Bankers
Trust  Company  served  as  Trustee of the ESOP Fund until February 4, 1999 (see
Note 7 for further discussion). As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

PLAN TERMINATION - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

The  significant  accounting  policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the Plan year to which they relate.

INVESTMENT VALUATION - The Plan's investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Company common stock (RAL Stock) and Agribrands International, Inc. common stock are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise. The average yield for the investment contracts was 6.5% and 6.1% for the years ended December 31, 1998 and 1997, respectively. The weighted average crediting rate for these contracts was 6.5% at December 31, 1998 and 1997. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the "Statement of Net Assets Available for Plan Benefits with Fund Information", and the "Schedule of Assets Held for Investment Purposes" (Attachment I).

FINANCIAL INSTRUMENTS - Some funds within the Plan use index futures contracts and forward currency contracts. Index futures contracts are used to a limited extent, with the objectives of maintaining full exposure to the stock market, enhancing returns, maintaining liquidity and minimizing transaction costs. Forward currency contracts are used to protect the value of securities, and related receivables and payables against changes in future foreign exchange rates. The use of these instruments during Plan years 1998 and 1997 is considered immaterial to the Plan's investment in the funds; and therefore, is not considered to materially subject the Plan to market or credit risk.

INCOME RECOGNITION - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized gains and losses are determined using the average cost method.

BENEFIT  PAYMENTS  -  Benefits  are  recorded  when  paid.

USE OF ESTIMATES - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE  3  -  EMPLOYEE  STOCK  OWNERSHIP  PLAN  (ESOP)  PROVISION
---------------------------------------------------------------

The Company authorized shares of Preferred Stock to be held by the Ralston Purina Collective Trust for Savings Investment Plans (ESOT). The Preferred Stock assets of the Plan were held in the ESOT until the Preferred Stock was converted to RAL Stock on December 31, 1998, in accordance with terms of the Preferred Stock and terms of the Plan. Just prior to the close of business on December 31, 1998, 2,207,135 remaining issued and outstanding shares of Preferred Stock in the ESOP Fund were converted into RAL Stock at a rate of 7.12 shares of RAL Stock for one share of Preferred Stock. The ESOP Fund was renamed the ESOP Common Stock Fund and participant accounts were credited with RAL Stock in accordance with the conversion of the Preferred Stock. Beginning January 1, 1999, participants can transfer out of the ESOP Common Stock Fund into other funds within the Plan at their discretion, subject to certain diversification restrictions on Company matching contributions and earnings thereon. Effective April 22, 1999, the ESOP Common Stock Fund merged with the RAL Stock Fund and the diversification restrictions were removed. See Note 7 for further discussion.

Prior to December 31, 1998, the Preferred Stock was convertible into RAL Stock and had a guaranteed minimum value of $110.83 per share. In accordance with provisions of the Certificate of Designation of the Preferred Stock, one share of Preferred Stock was convertible into 7.12 shares of RAL Stock. This conversion factor changed from the prior year rate of 2.29 due to the Agribrands spin-off and the RAL Stock split. (See Note 6 for further discussion).

Financing for the purchase of the Preferred Stock was provided from the proceeds of a $500 million 8.25% fixed rate, 10-year private placement issue (ESOP Notes) by the ESOT, which matured on December 31, 1998. Semi-annual payments of $27.5 million were made during the Plan year ended December 31, 1998. Payment of principal and interest on the ESOP Notes was unconditionally guaranteed by the Company.

Shares of Preferred Stock were allocated to individual participants' accounts based on the total amount of basic matched and Company matching contributions divided by the guaranteed minimum value of the Preferred Stock. Dividends paid by the Company on the Preferred Stock that were credited to participants' accounts may have been used by the Plan to repay the ESOP Notes, and, if so, additional shares equal in value to the dividends credited, were allocated to the individual participants' accounts. If the dividends were not applied to loan payments, the dividends were paid directly in cash to the individual participants.


NOTE  4  -  RELATED  PARTY  AND  PARTY-IN-INTEREST
--------------------------------------------------

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 1998 and 1997, the Plan held shares of RAL Stock with a market value of $636,085,000 and $147,952,000, respectively. In addition, the Plan held shares of Preferred Stock with a market value of $532,259,000 at December 31, 1997.

For Plan years ended December 31, 1998 and 1997, the Plan purchased $37,027,000 and $46,697,000, respectively, and sold $85,219,000 and $30,642,000, respectively, of RAL Stock. On December 31, 1998, the Plan converted $508,767,000 of Preferred Stock to RAL Stock, and then deposited the RAL Stock into the ESOP Common Stock Fund (see Note 3 for further discussion). Exclusive of the foregoing transaction, for Plan years ended December 31, 1998 and 1997, the Plan converted $68,959,000 and $74,236,000, respectively, of Preferred Stock to RAL Stock; and sold $63,961,000 and $29,510,000, respectively, of the converted RAL Stock to the Company.

Vanguard Fiduciary Trust Company and Bankers Trust Company, as Trustees of the Plan's assets, are parties-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $222,844,000 and $194,769,000 of investment funds and short-term investments at December 31, 1998 and 1997, respectively. Of these investments, the Plan purchased $129,327,000 and $82,941,000 and sold $121,541,000 and $54,988,000 for the Plan years ended December 31, 1998 and 1997, respectively. For Plan assets managed by Bankers, the Plan held short-term liquid investments that had zero balances at December 31, 1998 and 1997. Of these investments, the Plan purchased and sold $104,235,000 and $81,125,000 for the Plan years ended December 31, 1998 and 1997, respectively. These transactions are allowable party-in-interest transactions per ERISA regulations.


NOTE  5  -  INCOME  TAX  STATUS
-------------------------------

The Plan has received a determination letter from the IRS dated March 11, 1996 that the Plan constitutes a qualified plan and that the trust holding the Plan's assets is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation and are therefore not taxed when distributed from the Plan. Earnings related to these supplemental contributions are not subject to federal income tax as long as they remain in the Plan; however, such earnings are taxed when distributed from the Plan.


NOTE  6  -  OTHER  MATTERS
--------------------------

On  April  1,  1998,  the  Company  effected  a  spin-off to shareholders of its
Agricultural  Products  business  (Agri).    The  new  company  is  Agribrands
International, Inc. Just prior to the close of business on March 31, 1998, Agri participants' shares of Preferred Stock in the ESOP Fund were mandatorily converted into RAL Stock, in accordance with the terms of the Preferred Stock, and placed into the RAL Stock Fund. Subsequently, Agri employees' Plan assets, including shares of Company stock in the RAL Stock Fund, were transferred to the Agribrands International, Inc. qualified plan, in accordance with IRS regulations. As of the date these assets were transferred, Agri employees are no longer participants of the Plan.

In conjunction with the spin-off, the conversion ratio for Preferred Stock changed from 2.29 shares of RAL Stock for one share of Preferred Stock to 2.37 shares. Additionally, as of April 1, 1998, all participants of the Plan's RAL Stock Fund became entitled to receive, and later received, one share of Agribrands International, Inc. common stock for every 10 shares of RAL Stock
held.    Participants  were  required  to  sell  the  remaining  Agribrands
International, Inc. common stock received and still held in the Plan by March 31, 1999, and could transfer the proceeds to any other fund within the Plan, except to the ESOP Fund.

On May 28, 1998, the Company declared a three-for-one stock split to shareholders of record at the close of business on June 22, 1998. Employee shareholders who were participants in the RAL Stock Fund of the Plan received two additional shares of RAL Stock for each share then owned. These additional shares were credited to the participants' accounts on July 15, 1998. In conjunction with this stock split, the conversion ratio for Preferred Stock changed from 2.37 shares of RAL Stock for one share of Preferred Stock to 7.12 shares.

On December 3, 1997, the Company sold its Protein Technologies International subsidiary (Protein). During December 1997, Protein participants' shares of Preferred Stock in the ESOP Fund were mandatorily converted into RAL Stock, in accordance with the terms of the Preferred Stock, and placed into the RAL Stock Fund. Subsequently, and similarly to other Company terminated employees, Protein employees were given the option to retain all or a portion of their accounts in the funds within the Plan except the ESOP Fund, to roll all or a portion of their account into other qualified plans or individual retirement accounts (IRA's), and/or to take cash or stock distributions from the Plan, in accordance with Department of Labor Regulations, ERISA and the Internal Revenue Code.


NOTE  7  -  SUBSEQUENT  EVENTS
------------------------------

Contribution  Structure  Change
-------------------------------

Effective January 1, 1999, significant changes were made to the Plan's contribution structure. As of this date, participants can contribute from 1% to 14% of their compensation in 1% increments on a before-tax basis, subject to IRS limits. Before-tax contributions not exceeding 4% of the participant's compensation will be matched 25% by the Company. One year of covered service is required in order to receive Company matching contributions.

A participants' after-tax contributions of 1% or 1.75% of compensation will receive a Company match of 300% that will be credited to a participant's PensionPlus Match Account in the Ralston Purina Retirement Plan, the Company's non-contributory defined benefit pension plan covering substantially all domestic employees. One year of covered service is required in order to receive the Company match in the PensionPlus Match Account. Each participant's account is credited monthly with interest based on the 30 year Treasury bond rate. Participants may also contribute an additional 1% to 22% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits.

Combined before-tax and after-tax participant contributions may not exceed 23.75% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants' accounts is limited to the lesser of $30,000 or 25% of the participants' compensation for the calendar year.

All participant contributions are invested at the participant's direction in the investment funds offered by the Plan and selected by the participant. Effective April 22, 1999, the RAL Stock Fund and the ESOP Common Stock Fund were combined into a single fund, the Ralston ESOP Common Stock Fund. The 25% Company match on the participant's first 4% of before-tax contributions will be directed to this fund. A participant's investments in this merged fund are fully diversifiable into other funds within the Plan. Participants may also transfer amounts from other investment funds into the Ralston ESOP Common Stock Fund.


Dividend  Pass  Through
-----------------------

Commencing with the dividend payable on June 7, 1999, dividends earned on the Ralston ESOP Common Stock Fund will be passed through to Plan participants until further notice and may not be reinvested in the Plan. For federal income tax purposes, the dividend pass through is considered deductible by the Company and taxable to participants.

Trustee  Termination
--------------------

With the conversion of the Preferred Stock to RAL Stock, Vanguard Fiduciary Trust Company became trustee of these converted shares. Bankers Trust Company's role as trustee was terminated on February 4, 1999 after exercising the voting rights associated with the Preferred Stock.

Spin-off
--------

On June 10, 1999, the Company announced its intention to separate its Eveready Battery Company, Inc., subsidiary in a tax-free spin-off to shareholders. Completion of the spin-off is contingent upon a favorable tax ruling from the IRS, effectiveness of a registration statement relating to the spin-off and final approval by the Ralston Purina Board of Directors. The impact of the intended spin-off has not yet been determined.


                                                           ATTACHMENT I
                                          RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                                                  EIN 43-0470580   PLAN NO. 140
                                    ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               ($000'S EXCEPT FOR SHARE/UNIT DATA)


                                                       DECEMBER 31, 1998                        DECEMBER 31, 1997
                                                       -----------------                        -----------------

                                                 NUMBER OF              FAIR             NUMBER OF                 FAIR
DESCRIPTION OF INVESTMENT                     SHARES/UNITS    COST     VALUE           SHARES/UNITS     COST      VALUE
                                             ------------     ----     ------           ------------     ----     ------

**Vanguard Money Market Reserve
          Fund - Prime Portfolio. . . . . . .     603,118  $    603  $    603                   3,146  $  3,146  $ 3,146
**Vanguard Short-Term
          Corporate Bond Fund . . . . . . . .   1,430,132    15,496    15,502               1,123,587    12,049   12,209
**Vanguard Index Trust - 500 Portfolio. . . .     734,220    45,613    83,664*                748,455    40,965   67,413*
**Vanguard Money Market Reserve
          Fund - Federal Portfolio. . . . . .  20,879,348    20,879    20,879              17,747,825    17,748   17,748
**Vanguard Wellington Fund. . . . . . . . . .   1,156,129    30,261    33,932               1,021,698    25,060   30,089
**Vanguard Explorer Fund. . . . . . . . . . .           -         -         -                 185,288     9,660   10,247
**Vanguard Windsor II Fund. . . . . . . . . .   1,249,981    31,299    37,312               1,127,498    25,985   32,269
**Vanguard International Growth Portfolio . .     813,356    12,667    15,267                 889,434    13,510   14,578
**Vanguard Investment Contract Trust
           Fund (Retire. Savings Trust) . . .   6,764,163     6,764     6,764               7,069,990     7,070    7,070
**Vanguard Small Cap Index Fund . . . . . . .     420,798     7,963     8,921                       -         -        -
                                                           --------  --------                          -------- --------
    Total Investment in Shares in
          Registered Investment Company . . .           -   171,545   222,844                      -   155,193  194,769

  Agribrands Common Stock     . . . . . . . .      90,662     1,471     2,720                      -         -        -
**Ralston Purina Company Common Stock . . . .  19,647,390   311,299   636,085*             1,591,961    75,652   147,952*
                                                           --------  --------                         -------- --------
    Total Investment in Common Stock. . . . .           -   312,770   638,805                      -    75,652  147,952

**Ralston Purina Co. Series A ESOP
           Convertible Preferred Stock. . . .           -         -         -              2,500,890   277,174   532,259*

American Inter Life Insurance
          Contract Separate Account . . . . .           -         -         -                             2,121     2,121
Hartford Insurance Contract Separate Account.           -         -         -                             3,329     3,329
Natwest Insurance Contract Separate Account .           -     4,515     4,515                             4,235     4,235
New York Life Insurance Contract
          Separate Account. . . . . . . . . .           -     4,441     4,441                             4,169     4,169
Peoples Security Life Insurance Contract
           Separate Account . . . . . . . . .           -     4,464     4,464                             4,182     4,182
Union Bank Switzerland Insurance Contract
           Separate Account . . . . . . . . .           -     8,329     8,329                             7,819     7,819
West Landesbank Insurance Contract
          Separate Account. . . . . . . . . .           -     8,684     8,684                             8,138     8,138
Rabobank Insurance Contract Separate Account.           -     2,821     2,821                             2,648     2,648
Rabobank Nederland Insurance Contract
           Separate Account . . . . . . . . .           -     6,353     6,353                             3,020     3,020
                                                           --------  --------                            ------   -------
    Total Insurance Company Contracts . . . .           -    39,607    39,607                            39,661    39,661

Notes Receivable from Participants
           (6% to 13% interest) . . . . . . .           -    29,354    29,354                            31,201    31,201
                                                           --------  --------                            ------   -------
                                                        -  $553,276  $930,610                       $   578,881  $945,842
                                                           ========  ========                        ===========  ========


     *    Investment  represents  5%  or  more  of  the  Plan's  net  assets.
     **  Investment  represents  allowable transaction with a party-in-interest.




                                                      ATTACHMENT II
                                FORM 5500, LINE 27D, SCHEDULE OF REPORTABLE TRANSACTIONS *
                             RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN (EIN 43-0470580)
                                               YEAR ENDED DECEMBER 31, 1998



                   (B) DESCRIPTION OF ASSET                                                              (F) EXPENSE
(A) IDENTITY OF    (INCLUDE INTEREST RATE AND               (C) PURCHASE     (D) SELLING    (E) LEASE    INCURRED WITH
PARTY INVOLVED     MATURITY IN THE CASE OF A LOAN)          PRICE             PRICE          RENTAL      TRANSACTION
-----------------  ---------------------------------------  -------------    -----------    ----------   --------------

Banker's Trust. .  ESOP Preferred Stock                     $          -     $ 63,960,994    $      -     $          -
Banker's Trust. .  Institutional Liquid Assets Fund           104,235,328               -           -                -
Banker's Trust. .  Institutional Liquid Assets Fund                     -     104,235,328           -                -
Vanguard Group. .  RAL Stock                                   37,026,744               -           -                -
Vanguard Group. .  RAL Stock                                            -      85,218,601           -                -

CONVERSION OF ESOP PREFERRED STOCK TO RAL STOCK
Banker's/Vanguard  Conversion at 12/31/98 at market value     508,767,149               -           -                -
Banker's/Vanguard  Conversion at 12/31/98 at market value               -     508,767,149           -                -
Banker's/Vanguard Conversion during Plan year at market value  68,959,304               -           -                -
Banker's/Vanguard Conversion during Plan year at market value          -       68,959,304           -                -




                   (B) DESCRIPTION OF ASSET                                  (H) CURRENT VALUE
(A) IDENTITY OF    (INCLUDE INTEREST RATE AND               (G) COST           OF ASSET ON               (I) NET
 PARTY INVOLVED     MATURITY IN THE CASE OF A LOAN)          OF ASSET        TRANSACTION DATE           GAIN (LOSS)
-----------------  ---------------------------------------  -------------    -----------------        --------------


Banker's Trust. .  ESOP Preferred Stock                     $ 33,925,291      $  63,960,994          $ 30,035,703
Banker's Trust. .  Institutional Liquid Assets Fund                             104,235,328                     -
Banker's Trust. .  Institutional Liquid Assets Fund          104,235,328        104,235,328                     -
Vanguard Group. .  RAL Stock                                           -         37,026,744                     -
Vanguard Group. .  RAL Stock                                  75,763,389         85,218,601             9,455,212

CONVERSION OF ESOP PREFERRED STOCK TO RAL STOCK
Banker's/Vanguard                                                      -        508,767,149                     -
Banker's/Vanguard                                                  n/a          508,767,149                     -
Banker's/Vanguard Conversion during Plan year at market value          -         68,959,304                     -
Banker's/Vanguard Conversion during Plan year at market value      n/a           68,959,304                     -



* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


                       REPORT OF INDEPENDENT ACCOUNTANTS


June  3,  1999

To  the  Participants  and  the  Plan
Administrator  of  the  Ralston  Purina
Company  Savings  Investment  Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ralston Purina Company Savings Investment Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included in Attachments I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     PRICEWATERHOUSECOOPERS  LLP
     ------------------------------------------------
     PRICEWATERHOUSECOOPERS  LLP
     800  Market  Street
     St.  Louis,  Missouri  63101


Pursuant to the requirements of the Securities Exchange Act of 1934, Ralston Purina Company as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     RALSTON  PURINA  COMPANY


                                     By: /s/ C. S. Sommer
                                         C. S. Sommer, Vice President
                                         and Director, Administration
                                         Ralston Purina Company

June  30,  1999



                                 EXHIBIT  INDEX


Exhibits
----------

23   Consent  of  Independent  Accounts
     (provided  electronically)